

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2022

Ming Zhu
Chief Executive Officer
Fundhomes 1, LLC
1700 Westlake Ave. N., Suite 200
Seattle, WA 98109

> **Re: Fundhomes 1, LLC**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed October 13, 2022**
> **File No. 024-11939**

Dear Ming Zhu:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 4, 2022 letter.

Amended Offering Statement on Form 1-A

Cover Page

1. We note your revised disclosure in response to prior comment 1 that a fully executed subscription agreement for any particular investor in a Series Offering will be accepted or rejected by the Manager within 30 days of being received by the Series. Additionally, it continues to appear you reserve the right for the manager to terminate this offering in its sole discretion prior to closing. Given the length of time you have to process subscription requests and can reject or delay a subscription for any reason and may terminate the offering at any time prior to closing, please provide us your analysis as to whether your offering should be considered to be a delayed offering and not a continuous offering within the meaning of Rule 251(d)(3)(i)(F) of Regulation A. For example, if multiple

persons subscribe at the same time, your current disclosure appears to indicate that you have the ability to accept the subscription and deliver shares to one purchaser and delay acceptance and delivery of shares to another.

2. Please reconcile your disclosure that if an initial closing has not occurred, a Series Offering will be terminated upon the earliest to occur of (i) six months after the date the Series Offering begins with your disclosure that an initial closing of a Series Offering will take place on the earliest to occur of ... (iii) the date that is one year after the date that a particular Series Offering begins. It appears an initial closing could not occur in one year under these provisions, as the offering would already have terminated in six months.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
General, page 65

3. Refer to comment 15 in our letter dated August 10, 2022. Please expand your disclosure in this section to address the implications for investors in a series in the event such series may not be treated as a separate corporation for tax purposes and address the applicability of IRS regulations on domestic series LLCs including the 2010 proposed regulations regarding the classification for Federal tax purposes of a series of a domestic series limited liability company, as applicable.

4. We note your statement, on page 64, that "The statements in this section … are for general information purposes only and are not tax advice." As previously noted, please remove or revise the general disclaimers regarding tax consequences as investors are entitled to rely on your disclosure in the Offering Statement.

 You may contact Howard Efron at 202-551-3439 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jason Powell, Esq.